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SECURITI 08032791 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41760

SEC Mail Processing Section

OCT 29 2008

Washington, DC 111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/07 (MM/DD/YY) AND ENDING 8/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTHOFF, CONE & HOLMSTEDT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 BOTELHO ROAD, SUITE 370
(No. and Street)

WALNUT CREEK	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. THOMAS WESTHOFF (925) 472-8740

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460	WALNUT CREEK	CA	94596-4041
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. THOMAS WESTHOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTHOFF, CONE & HOLMSTEDT, A CALIFORNIA CORPORATION, as of AUGUST 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Title

Notary Public

SARA HARVEY
Commission # 1677892
Notary Public - California
Contra Costa County
My Comm. Expires Jun 28, 2010

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTHOFF, CONE AND HOLMSTEDT

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED AUGUST 31, 2008

(WITH AUDITORS' REPORT THEREON)

Cropper Accountancy Corporation

Certified Public Accountants

TO THE COMMISSIONER OF CORPORATION OF
THE STATE OF CALIFORNIA
VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, R. Thomas Westhoff, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this ______________________________ day of ____________________, 2008
at Walnut Creek, California.

____
R. Thomas Westhoff
President
Westhoff, Cone and Holmstedt

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2008

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Westhoff, Cone and Holmstedt
Walnut Creek, California

We have audited the accompanying statement of financial condition of Westhoff, Cone and Holmstedt as of August 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westhoff, Cone and Holmstedt as of August 31, 2008 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
October 27, 2008

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2008

ASSETS

ASSETS:		
Cash and cash equivalents	$	231,699
Receivable from broker-dealer		141,932
Remarketing fees receivable		220,390
Dividend receivable		145
Prepaid expenses and deposits		17,613
Furniture and equipment, net of accumulated depreciation of $99,878		11,083
TOTAL ASSETS	$	622,862

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued liabilities	$	260,494
Remarketing commissions payable		172,408
Income taxes payable		4,295
Deferred income tax liability		4,500
Total liabilities		441,697
SHAREHOLDERS' EQUITY:		
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 27,735 shares		27,735
Retained earnings		153,430
Total shareholders' equity		181,165
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	622,862

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2008

REVENUES:	
Underwriting	$ 770,913
Remarketing fees	1,072,598
NASD - Finra conversion	35,000
Interest and dividends	7,261
Trading revenue	509
Other	77,891
Total revenues	1,964,172
OPERATING EXPENSES:	
Compensation and benefits	1,528,125
Commission and other brokerage	6,807
Communications	16,723
Occupancy and office	118,557
Promotion and travel	180,659
Regulatory fees	4,414
Professional services	25,925
Depreciation	17,745
Other	11,169
Total operating expenses	1,910,124
INCOME BEFORE INCOME TAXES	54,048
INCOME TAX EXPENSE:	
Current	18,044
Deferred	523
Total income tax expense	18,567
NET INCOME	$ 35,481

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE, AND HOLMSTEDT
(A California Corporation)
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2008

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCE, BEGINNING OF YEAR	41,600	$ 41,600	$ 152,787	$ 194,387
NET INCOME	-	-	35,481	$ 35,481
STOCK RETIREMENT	(13,865)	(13,865)	(34,838)	$ (48,703)
BALANCE, END OF YEAR	27,735	$ 27,735	$ 153,430	$ 181,165

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 35,481
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	17,745
Changes in operating accounts:	
Receivable from broker-dealer	(97,678)
Remarketing fees receivable	(49,329)
Marketable securities	100,666
Dividend receivable	1,195
Prepaid expenses and deposits	(11,571)
Accounts payable and accrued liabilities	53,331
Remarketing commissions payable	45,968
Income taxes payable	733
Deferred income tax liability	523
Net cash provided by operating activities	97,064
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchases of furniture and equipment	(2,656)
CASH FLOWS FROM FINANCING ACTIVITIES -	
Retirement of common stock	(48,703)
NET INCREASE IN CASH AND CASH EQUIVALENTS	45,705
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	185,994
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 231,699
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 17,311

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Notes to Financial Statements
Year Ended August 31, 2008

1. General Information and Summary of Significant Accounting Policies

The Company
Westhoff, Cone and Holmstedt (the "Company") was incorporated October 2, 1989 and began business as a broker-dealer in November 1989. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. It transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and was a member of the National Association of Securities Dealers (NASD) until NASD operations were assumed by the Financial Industry Regulatory Authority (FINRA) during the current fiscal year. In connection with that event, the Company realized a $35,000 distribution.

The Company's primary business is to underwrite municipal securities.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets.

Securities Transactions
Proprietary securities transactions in regular-way securities are recorded on a settlement date basis since statements to customers are done on that basis. Profit and losses arising from all securities transactions entered in for the account and risk of the Company are recorded on a settlement basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses as applicable.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred income tax liability of $4,500 is due to differences in the timing of deducting depreciation expense and other prepaid expenses.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Income Taxes

The following is a summary of the income taxes for the year ended August 31, 2008:

	Year Ended August 31, 2008		Combined	
	State	Federal	Liability	Current Provision
Net income before taxes	$ 54,048	$ 54,048		
Adjustments:				
Excess depreciation, book over tax	3,199	11,771		
Non-deductible expenses	25,031	25,031		
Tax-exempt interest	-	(1,099)		
Prepaid expenses deducted	(11,571)	(11,571)		
California tax paid	-	(6,000)		
Taxable income	70,707	72,180	19,295	19,295
Tax thereon	6,250	13,045	-	-
Adjust prior year provisions	-	-	-	(1,251)
Less: declaration payments paid	6,000	9,000	15,000	-
Accounts payable at year end	$ 250	$ 4,045	$ 4,295	$ 18,044

3. Net Capital Requirements

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was 2.99 to 1 at August 31, 2008. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

As of August 31, 2008, the Company had net capital as defined of $147,835 which is compared to the minimum requirement of $100,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum requirement ($120,000 at August 31, 2008).

4. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin

accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Lease Commitments

In August 2000 the Company entered into an operating lease to rent office premises commencing July 1, 2001 with a lease expiration of June 30, 2008. Currently, the Company is on a month-to-month basis at approximately $8,000 per month, including common area expenses passed through.

6. Concentration of Credit Risk

As of August 31, 2008, the Company has $231,699 deposited in a money market account with Wells Fargo Bank. This amount is not protected by deposit insurance through the Federal Deposit Insurance Corporation, and, therefore, could result in a loss if Wells Fargo Bank could not meet its deposit obligations.

7. Pension Plan

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2008, the Company elected to contribute $116,763 to this plan, which amount is included in compensation and benefits in the accompanying statement of operations.

WESTHOFF, CONE AND HOLMSTEDT
(A California Corporation)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2008

Shareholders' equity	$ 181,165	
Non-allowable assets and charges against net capital:		
Prepaid expenses and deposits	17,613	
Haircut on firm money market balance	4,634	
Furniture and equipment	11,083	
	33,330	
Net capital, as defined	147,835	(A)
Minimum requirement of net capital	100,000	
Excess of net capital over requirement	$ 47,835	
Aggregate indebtedness:		
Total liabilities	$ 441,697	(B)
Ratio of aggregate indebtedness to net capital (B/A)	2.99 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts.

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 146,402	$ 443,130	3.03 to 1
Decrease in income tax liabilities	1,433	(1,433)	
Amounts reflected above	$ 147,835	$ 441,697	2.99 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Westhoff, Cone and Holmstedt
Walnut Creek, California

In planning and performing our audit of the financial statements and supplementary schedule of Westhoff, Cone and Holmstedt (the Company), for the year ended August 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2008 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory bodies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used for any other purpose.

CROPPER ACCOUNTANCY CORPORATION

October 27, 2008

END